UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Datadog, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L103	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 579,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,999,125(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,125(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Datadog, Inc. (the “Issuer”) has two classes of common stock: Class A common stock (the “Class A Common Stock”) and Class B common stock (the “Class B Common Stock”), each with a par value of $0.00001 per share. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock, except that the shares of Class B Common Stock reported herein are subject to a 9.99% Blocker (as defined in Item 4 below). In addition, all of the shares of Class B Common Stock held by the Reporting Persons are subject to an irrevocable proxy in favor of Mr. Olivier Pomel, the Issuer’s co-founder and Chief Executive Officer. As a result, none of the Reporting Persons currently have any voting power with respect to the Class B Common Stock.

[2]

Based on 27,600,000 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended on September 30, 2019, filed with the SEC on November 13, 2019, plus all shares of Class A Common Stock into which the shares of Class B Common Stock beneficially owned by Mr. Stad are convertible, after giving effect to the 9.99% Blocker. The percentage reported in Row (11) gives effect to the 9.99% Blocker.

CUSIP No. 23804L103	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 579,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 579,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.10%(3)
12.	Type of Reporting Person (See Instructions) IA,OO

[3]

Based on 27,600,000 shares of Class A Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended on September 30, 2019, filed with the SEC on November 13, 2019.

CUSIP No. 23804L103	13G	Page 4 of 7 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

Datadog, Inc.

(b)	Address of Issuer’s Principal Executive Offices

620 8th Avenue, 45th Floor

New York, NY 10018

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Marc Stad and Dragoneer Investment Group, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2020, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is: One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(c)	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d)	Title of Class of Securities

Class A common stock, par value $0.00001 per share

(e)	CUSIP Number

23804L103

CUSIP No. 23804L103	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

The number of shares of Class A Common Stock reported herein consists of (i) 579,625 shares of Class A Common Stock, and (ii) shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock (collectively, the “Class A Shares”). The Reporting Persons cannot convert the shares of Class B Common Stock to the extent the Reporting Persons and their affiliates would beneficially own, after such conversion, more than 9.99% of the outstanding shares of Class A Common Stock (the “9.99% Blocker”). In addition, all of the shares of Class B Common Stock held by the Reporting Persons are subject to an irrevocable proxy in favor of Mr. Olivier Pomel, the Issuer’s co-founder and Chief Executive Officer. As a result, none of the Reporting Persons currently have any voting power with respect to the Class B Common Stock.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and acts as investment manager to certain affiliated funds that hold the shares of Class A Common Stock (the “Dragoneer Adviser shares”). As a result, Dragoneer Adviser may be deemed to share voting and dispositive power with respect to such Dragoneer Adviser shares. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Dragoneer Adviser shares.

Dane DF Holdings, LP, a Delaware limited partnership (“Dane”), is the direct holder of the shares of Class B Common Stock. As general partner of Dane, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock.

Marc Stad is the sole member of each of Cardinal DIG CC, LLC and Dragoneer CF GP, LLC. By virtue of these relationships, Mr. Stad may be deemed to beneficially own the Class A Shares reported on the cover pages to this Schedule 13G.

CUSIP No. 23804L103	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Dane, a limited partnership (PN), may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than five percent of the outstanding shares of Class A Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 6.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 23804L103	13G	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer